Filing pursuant to
                                                        Rule 424(b)(2)
                                                        relating to Registration
                                                        Statement 333-25997


             Prospectus Supplement to Prospectus dated June 26, 1997



                              150,000 COMMON UNITS
                     Representing Limited Partner Interests

                       KINDER MORGAN ENERGY PARTNERS, L.P.






     Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (the "Partnership"), is directly offering 150,000 Common Units to affiliates of Conseco Capital Management, Inc. at a purchase price of $65.50 per Common Unit. The sale of the Common Units is subject to approval for listing by the New York Stock Exchange, Inc. The net proceeds to the Company will be approximately $9,815,000.

     Each purchaser will be required to agree that, except for offers, sales or dispositions to affiliates of such purchaser, for a period of 90 days from August 7, 1997, it will not, without the Partnership's prior written consent, offer, sell, contract to sell, or otherwise dispose of, any of the Common Units purchased pursuant to this Prospectus Supplement. After the expiration of such 90 day period and prior to August 7, 1998, each purchaser will be required to agree that, except for offers, sales or dispositions to affiliates of such purchaser, it will not, without the Partnership's prior written consent, offer, sell, contract to sell, or otherwise dispose of, on any trading day more than that number of Common Units equal to one-third of the average daily trading volume of the Common Units on the New York Stock Exchange for the 30 trading days preceding such trading day.



















                   Prospectus Supplement dated August 7, 1997